April 28, 2025

Timothy G. McHugh
Co-President & Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

       Re: Welltower Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-08923
Dear Timothy G. McHugh:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 1. Business, page 2

1. Please tell us, and revise future filings, to discuss your data science platform and the status of any AI-integration efforts. In this regard, we note your disclosure on page 40 that you are integrating generative AI tools into your systems. We also note discussion of your data science platform during the conference call to discuss your fourth quarter
       2024 results held on February 15, 2025, including that it is "industry-leading" and one of the sources of your competitive advantage; and in the March 7, 2025 press release titled "Welltower Reveals a New Visual Identity" posted on your website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544
with any other questions.
 April 28, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction